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RAZOR ENERGY CORP. ANNOUNCES FOURTH QUARTER AND 2022 YEAR END RESULTS

May 1, 2023 - Calgary, Alberta - Razor Energy Corp. ("Razor" or the "Company") (TSXV: RZE) announces its fourth quarter and year end 2022 financial and operating results. Selected financial and operational information is outlined below and should be read in conjunction with Razor's audited consolidated financial statements, management's discussion and analysis and annual information form ("AIF") for the year ended December 31, 2022 which are available on SEDAR at www.sedar.com and the Company's website www.razor-energy.com.

All amounts are expressed in Canadian dollars.  Certain metrics, including those expressed on an adjusted basis, are non-IFRS and other financial measures.  See "Non-IFRS and Other Financial Measures" below.

RECAPITALIZATION TRANSACTION

Summary

On May 1, 2023, the Company announced a recapitalization transaction (the "Recapitalization Transaction"), including debt settlement ("Debt Settlement") and a rights offering to all holders of common shares in the capital of Razor ("Razor Common Shares") by way of a rights offering circular (the "Rights Offering"), pursuant to which:

• Razor will dispose of 70% of its common share holdings in FutEra Power Corp. ("FutEra") and 100% of a class of newly created voting, convertible preferred shares in FutEra to settle $63.2 million of secured debt with Alberta Investment Management Corporation, on behalf of certain designated entities managed and advised by AIMCo, ("AIMCo");

• Razor will retain a 30% common share position in FutEra (subject to dilution upon preferred share conversion as described below); and

• FutEra will be responsible for repayment of US$7.9 million of Razor's current senior secured debt owed to Arena Investors, LP under Razor's Amended and Restated Term Loan Agreement dated March 9, 2022 (the "Arena Debt").

No Razor Common Shares will be issued as part of the Debt Settlement.

As a condition to the completion of the transactions contemplated by the Debt Settlement Agreement (as defined below), Razor is launching the Rights Offering to re-accelerate production development. It anticipates investing approximately $5 million to increase corporate production by 800 boe/d or less than $6,500 per flowing boe. Closing of the Rights Offering is conditional upon and will happen concurrently with closing of the Debt Settlement.

The Recapitalization Transaction deleverages Razor, allowing for a greater potential for transactions and additional interest savings to reinvest further in the oil and gas portfolio.

Debt Settlement

On May 1, 2023, the Company entered into a Debt Settlement Agreement (the "Debt Settlement Agreement") with AIMCo, pursuant to which AIMCo and the Company have agreed, subject to certain terms and conditions, to the settlement of all obligations owing by Razor to AIMCo under the AIMCo Term Loan through the transfer to AIMCo of equity interests held by Razor in FutEra.

The Debt Settlement Agreement provides for the following transactions:

• Following the Internal Reorganization (as defined below), Razor will settle all outstanding indebtedness owed to AIMCo in the approximate aggregate amount of $63.2 million by way of the sale and transfer by Razor to AIMCo of that number of common shares in the capital of FutEra ("FutEra Common Shares") representing 70% of the issued and outstanding FutEra Common Shares and 100% of the issued and outstanding FutEra Preferred Shares (as defined below), in each case following the Internal Reorganization. At the time of issuance and transfer to AIMCo, the FutEra Preferred Shares will be convertible (subject to further adjustment in the manner contemplated by the FutEra Preferred Share provisions) into that number of FutEra Common Shares representing 30% of the aggregate number of FutEra Common Shares outstanding at such time and then issuable upon conversion of the FutEra Preferred Shares.

• FutEra will create a new class of voting, convertible preferred shares ("FutEra Preferred Shares") and Razor and FutEra will complete an internal corporate restructuring to exchange a portion of the FutEra Common Shares held by Razor for FutEra Preferred Shares (the "Internal Reorganization"). The FutEra Preferred Shares will have, among other rights, the right to receive cumulative dividends which will accrue daily at a rate of 12% per annum and compound quarterly; a liquidation preference per share equal to the original issue price plus all unpaid accrued and compounded dividends; the right to convert each FutEra Preferred Share into a number of FutEra Common Shares equal to the liquidation preference at the time of conversion divided by the original issue price (subject to adjustment in certain circumstances); and voting rights on an as-converted basis with FutEra Common Shares.

Rights Offering

The Rights Offering will be for proceeds of up to $10 million.

Pursuant to the Rights Offering, all eligible holders of Razor Common Shares will receive one transferable right (a "Right") for each Razor Common Share held. The Rights will entitle the holder thereof to subscribe for units of Razor ("Unit"), with the number of Units available for subscription and the subscription price to be determined at the time of the Rights Offering.  Each Unit will be comprised of one Razor Common Share and one Razor Common Share purchase warrant of Razor.  Each warrant will entitle the holder to acquire, subject to adjustment in certain circumstances, one Razor Common Share at an exercise price to be determined at the time of the Rights Offering. In connection with the Rights Offering, all eligible holders of Razor Common Shares on the close of business on the record date for the Rights Offering will be provided the right to: (i) exercise their basic subscription privilege to acquire their pro-rata portion of Units in such Rights Offering; and (ii) provided they have exercised their basic subscription privilege, exercise an additional subscription privilege to acquire, subject to proration, such number of additional unsubscribed Units, if any, in the Rights Offering.

Razor and AIMCo have entered into a Standby Purchase Agreement pursuant to which AIMCo has agreed to exercise its basic subscription privilege under the Rights Offering and to provide a standby commitment with respect to unsubscribed Units under the Rights Offering, following all exercises of both the basic and additional privileges by other holders of Rights, to a maximum of $4 million, subject to the terms and conditions in the Standby Purchase Agreement, including that a minimum of $1 million of subscription proceeds shall have been received from holders of Rights other than AIMCo.

OUTLOOK

Razor

Razor continues to look forward with plans for the future while remaining focused on its mid to long-term sustainability. Razor recognizes multiple deep value streams in its assets and is actively engaged in liberating them for the benefit of shareholders. The Company has an extensive opportunity set of high-quality wells requiring reactivation, many of which have payout metrics which exceed the Company's economic thresholds. Razor will continue production enhancement activity into 2023. Certain activities involve repairs and maintenance work which will be expensed for accounting purposes and operating netbacks will be reduced during this timeframe. In aggregate, the annual base decline of these wells is anticipated to be consistent with the Company's current corporate rate of approximately 12%.

The Company continues to focus on cost control on its operated properties. In addition to the planned production enhancement program, Razor will take a cautious and case-by-case approach to capital spending in 2023, focusing on low risk, capital efficient opportunities to increase field efficiencies and corporate netbacks.

While the Company anticipates reducing its working capital deficit and net debt1  over time, it is still projecting to have a working capital deficit at December 31, 2023.

Razor has high reservoir quality, low decline, isolate carbonate Swan Hills reef light oil pools that contain large original oil in place with over 60 years of production history. Razor believes these reefs are ideally suited for carbon capture, utilization and storage and enhanced oil recovery ("EOR") purposes2 , in addition to geothermal power production and conventional open-hole horizontal development drilling upside.

FutEra

FutEra, a subsidiary of Razor Energy, is now operating the first co-produced geothermal power plant in Canada with a nameplate capacity of 21 MW of which up to 30% will be sustainable clean power generation. The Swan Hills Geothermal Power Project began producing power to the grid on September 9, 2022.  The final stages of construction were completed in January 2023, with commissioning nearing completion.

Power generation revenue for September to December 2022 from the Swan Hills Geothermal Power Project was $7.9 million, which exceeded expectations due to a historically higher than average merchant power price which averaged $220/MWH. FutEra has successfully partnered with provincial and federal government agencies to invigorate the emerging geothermal industry. To date, Razor has received $16.3 million in government grants to support this power generation project.  The total construction budget for the Swan Hills Geothermal Power Project is $49 million.

Legacy oil and gas fields can face economic challenges with lower production levels and high fixed costs. However, these fields also have practical advantages when considering the existing infrastructure, pipelines, wells, and operational footprints. The Swan Hills Geothermal Power Project is an example of leveraging existing assets to lower carbon economic outcomes. Razor and FutEra continue to demonstrate the synergies and cooperation needed to define a type of transformation energy and sets the standard of how oil and gas companies can evolve into the 'energy and technology' companies necessary for the future of the Alberta energy complex.

On May 11, 2022, Razor closed a rights offering for $5.0 million of common shares ("Rights Offering"). The common shares were issued on a flow-through basis in respect of Canadian Renewable and Conservation Expense ("CRCE") within the meaning of the Income Tax Act (Canada). The proceeds will be used to fund certain eligible expenses on the Swan Hills Geothermal Power Project, solar and eligible expenses on various early-stage power projects including additional geothermal initiatives in 2022 and 2023 of which $2.1 million was spent in Q4 2022 for a total of $2.9 million spent in 2022.

____________________________________
1 See "Non-IFRS and other financial measures".

2 These programs have been successfully demonstrated by the previous operator's South Swan Hills Unit CO2 EOR Injection Pilot which ran from 2008 to 2010 in addition to CO2 injection programs carried out in the Swan Hills Unit No. 1 and Judy Creek oil pools from 2004 to 2010.

SELECT QUARTERLY & ANNUAL HIGHLIGHTS

The following tables summarizes key financial and operating highlights associated with the Company's financial performance.

	Three Months Ended			Year Ended
	December 31			December 31
($000s, except for per share amounts and production)	2022	2021	% Change	2022	2021	% Change
Production
Light oil (bbl/d)	2,429	2,774	(14)	2,673	2,250	19
Natural gas (mcf/d)[1]	3,098	5,023	(38)	4,324	4,209	3
NGLs (boe/d)	913	747	22	898	572	57
Total (boe/d)	3,859	4,355	(11)	4,291	3,524	22
Sales Volumes
Light oil (bbl/d)	2,448	2,693	(9)	2,687	2,231	20
Natural gas (mcf/d)[1]	3,668	4,481	(18)	4,107	3,772	9
NGLs (boe/d)	913	747	22	898	572	57
Total (boe/d)	3,972	4,187	(5)	4,270	3,432	24
Oil inventory volumes (bbls)	9,921	15,200	(35)	9,921	15,200	(35)
Financial
Oil and NGL sales	27,313	25,157	9	130,020	72,265	80
Natural gas sales	1,770	2,052	(14)	8,701	5,231	66
Power generation	5,964	-	100	7,857	-	100
Blending and processing income	711	623	14	3,403	3,222	6
Other revenue	(186)	6	(3,200)	1,484	806	84
Total Revenue	35,573	27,838	28	151,465	81,524	86
Cash flow from (used in) operating activities	11,104	13,514	18	27,058	8,060	236
Funds flow[2]	(93)	1,655	(106)	19,082	900	2,020
Adjusted funds flow[2]	1,702	2,408	(29)	20,339	3,260	524
Net income (loss)	(10,778)	19,531	(155)	(22,620)	17,738	(228)
Per share - basic and diluted	(0.43)	0.85	(151)	(0.92)	0.83	(211)
Common shares outstanding, end of period	25,275	23,314	8	25,275	23,314	8
Weighted average, basic	25,275	22,757	11	24,572	21,491	14
Weighted average, diluted[4]	25,275	22,757	11	24,572	21,491	14
Total Assets	200,761	239,168	(17)	200,761	239,168	(17)
Cash	2,424	2,841	(15)	2,424	2,841	(15)
Total debt	89,309	73,192	22	89,309	73,192	22
Net debt[2]	125,592	99,020	26	125,592	99,020	26
Netback ($/boe)[2]
Oil and gas sales	82.32	67.85	21	88.65	60.26	47
Royalties	(19.83)	(14.82)	34	(22.37)	(10.21)	119
Adjusted net operating expenses2 3	(51.78)	(36.90)	43	(40.59)	(38.08)	9
Production enhancement expenses[2]	(1.65)	(5.78)	(129)	(6.00)	(5.57)	8
Transportation and treating	(3.97)	(1.57)	153	(2.88)	(2.11)	36
Realized gain (loss) on commodity contracts	(3.45)	(0.68)	407	(1.42)	(0.36)	294
Operating Netback[2]	1.64	8.10	(96)	15.39	3.93	268

1)  Natural gas production includes internally consumed natural gas primarily used in power generation.

2)  See "Non-IFRS and other financial measures".

3)  Excludes production enhancement expenses incurred in the period.

4)  The Company uses the weighted average common shares (basic) when there is a net loss for the period to calculate net income (loss) per share diluted.

FOURTH QUARTER & YEAR END 2022 OPERATIONAL UPDATE

Production volumes in Q4 2022 averaged 3,859 boe/d, an decrease of 11% from Q4 2021 volumes of 4,359 boe/d and represents a 4% decrease from Q3 2022 volumes of 4,514 boe/d. Production volumes averaged 4,291 boe/d for the year ended December 31, 2022, an increase of 22% from production volumes of 3,524 boe/d for the year ended December 31, 2021. Highlights of the changes in production volumes are as follows:

  Swan Hills - production volumes increased 25% for the year ended December 31, 2022 as compared to the year ended December 31, 2021 and decreased 14% for Q4 2022 as compared to Q4 2021. The increase in production volumes for the year ended December 31, 2022, is the result of the Company conducting a production enhancement program in Swan Hills in Q2 and Q3 2022. This program has increased production on an IP 30 basis by approximately 434 boe/d for the year ended December 31, 2022. In addition, the operator in Swan Hills Unit No.1 conducted various production enhancement activities throughout 2022. Production in 2022 was negatively impacted by approximately 500 boe/d as a result of a non-operated partner reclaiming their working interest in certain properties during Q2 2022. The decrease in Q4 2022 as compared to Q4 2021 is the result of the working interest change as discussed above partially offset by the impact of production enhancement activity.

  Kaybob - production volumes increased 15% for the year ended December 31, 2022 as compared to the year ended December 31, 2021 and decreased 13% for Q4 2022 as compared to Q4 2021. The increased in production volumes for the year ended December 31, 2022 was the result of the Company's production enhancement program which was focused in the Kaybob area in the first half of 2022 increasing production by for the year ended December 31, 2022. This program has increased production on an IP 30 basis by approximately 366 boe/d for the year ended December 31, 2022. The decrease in Q4 2022 can be attributed to non-operated turnaround activity which decreased production throughout the quarter.

  Southern Alberta - production volumes increased 15% for the year ended December 31, 2022 as compared to December 31, 2021 and 10% for Q4 2022 as compared to Q4 2021 as the result of the Company's production enhancement program positively impacting volumes for the year ended December 31, 2022 and for Q4 2022.

The increase in production volumes for the year ended December 31, 2022, as compared to the year ended December 31, 2021, is largely due to production enhancement activities increasing production for the year ended December 31, 2022, offset by natural declines, various third-party operational downtime, temporary infrastructure issues and reclaimed working interest by a non-operated partner as discussed above. The decrease in production volumes for Q4 2022 as compared to Q4 2021 can be largely attributed to various third-party operational downtime, temporary infrastructure issues, natural declines and reclaimed working interest by a non-operated partner as discussed above partially offset by the impact of production enhancement activity throughout 2022.

Adjusted net operating expenses decreased $1.9 million or 9% on a total dollar basis and increased 43% on a per boe basis in Q4 2022 compared to the same period in 2021. The decrease in the adjusted net operating expense on a total dollar basis was due to lower production enhancement spending in Q4 2022 as compared to Q4 2021. The increase on a per boe basis was due primarily to the decrease in production volumes in Q4 2022.

The primary factors affecting operating costs on a $/boe basis are production levels, workover activity and electricity pricing. Inherent within the Company's hydrocarbon operations is a prominent fixed cost element, or those costs that are not correlated to production levels. On a relative basis these costs are higher with lower production. Razor's reactivation program took place throughout 2022 and will resume in 2023.

In the year ended December 31, 2022, Razor experienced more than expected operational spending in both operated and non-operated areas. Over the last couple of years, due to lower commodity prices, Razor and its operating partners deferred certain operations where possible. These operations were deferable at the time but had to be executed in the 2022 year. A majority of these deferred projects were completed in the 2022 year, which will allow for normal operations and spending in future years.

CAPITAL EXPENDITURES

Total capital expenditures, before grant proceeds was $6.7 million in Q4 2022 and $28.2 million for the year ended December 31, 2022. For the year ended December 31, 2022, Razor invested $21.1 million in its Swan Hills Geothermal Power Project.

About Razor

Razor is a publicly traded junior oil and gas development and production company headquartered in Calgary, Alberta, concentrated on acquiring, and subsequently enhancing, and producing oil and gas from properties primarily in Alberta. The Company is led by experienced management and a strong, committed Board of Directors, with a long-term vision of growth focused on efficiency and cost control in all areas of the business. Razor currently trades on TSX Venture Exchange under the ticker "RZE.V".

www.razor-energy.com

About FutEra

FutEra leverages Alberta's resource industry innovation and experience to create transformational power and sustainable infrastructure solutions to commercial markets and communities, both in Canada and globally. FutEra has constructed, commissioned and is operating Canada's first co-produced geothermal and natural gas hybrid power project in Swan Hills, Alberta.

www.futerapower.com

About Blade

Blade Energy Services is a subsidiary of Razor. Operating in west central Alberta, Blade's primary services include fluid hauling, road maintenance, earth works including well site reclamation and other oilfield services.

www.blade-es.com

For additional information please contact:
Doug Bailey	Kevin Braun
President and Chief Executive Officer	Chief Financial Officer

Razor Energy Corp.
800, 500-5th Ave SW
Calgary Alberta  T2P 3L5
Telephone:  403-262-0242

READER ADVISORIES

FORWARD-LOOKING STATEMENTS:

This press release may contain certain statements that may be deemed to be forward-looking statements. Such statements relate to possible future events, including, but not limited to, the Company's objectives and anticipated results, including the completion of the Recapitalization Transaction (including the various elements thereof), the potential benefits and effects of the Recapitalization Transaction on Razor, the ability of Razor to satisfy the closing conditions for the Recapitalization Transaction and related matters, the conditions to closing of the Recapitalization Transaction, the Company's capital program and other activities; the Swan Hills Geothermal Power Project and its capacity, construction and commissioning budget; the CO2 enhanced oil recovery; opportunities for power generation, oil blending and services integration; restarting wells; execution of production enhancement programs; future rates of production; expectations regarding commodity prices, cash flow from operating activities, working capital and net debt; possible business combination transactions; and future projects including solar, wind and other low carbon technologies.  All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "estimate", "potential", "will", "should", "continue", "may", "objective" and similar expressions. The forward-looking statements are based on certain key expectations and assumptions made by the Company, including but not limited to expectations and assumptions concerning the ability of Razor to complete the Rights Offering and all other portions of the Recapitalization Transaction in the manner described herein, the availability of capital, current legislation, receipt of required regulatory approvals, the timely performance by third-parties of contractual obligation, the success of future geothermal, drilling and development activities, the performance of existing wells, the performance of new wells, the Company's growth strategy, general economic conditions, availability of required equipment and services prevailing commodity prices, price volatility, price differentials and the actual prices received for the Company's products. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, risks associated with the oil and gas industry and geothermal electricity projects in general (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; variability in geothermal resources; as the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), electricity and commodity price and exchange rate fluctuations, changes in legislation affecting the oil and gas and geothermal industries and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. In addition, the Company cautions that COVID-19  or other global pandemics may have a material adverse effect on global economic activity and worldwide demand for certain commodities, including crude oil, natural gas and NGL, and may continue to result in volatility and disruption to global supply chains, operations, mobility of people and the financial markets, which could continue to affect commodity prices, interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Company. The duration of the current commodity price volatility is uncertain.  Please also refer to the risk factors identified in the most recent annual information form and management discussion and analysis of the Company which are available on SEDAR at www.sedar.com. The forward-looking statements contained in this press release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

This press release contains future-oriented financial information and financial outlook information (collectively, "FOFI") about Razor's prospective results of operations, sales volumes, including sale of inventory volumes, production and production efficiency, balance sheet, capital spending, cost and net debt reductions, operating efficiencies, investment infrastructure and components thereof, all of which are subject to the same assumptions, risk factors, limitations, and qualifications as a set forth in the above paragraph. FOFI contained in this document was approved by management as of the date of this document and was provided for the purpose of providing further information about Razor's future business operations. Razor disclaims any intention or obligation to update or revise any FOFI contained in this document, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. Readers are cautioned that the FOFI contained in this document should not be used for purposes other than for which it is disclosed herein.

NON-IFRS AND OTHER FINANCIAL MEASURES

This press release contains certain specified measure consisting of non-IFRS measures and non-IFRS financial ratios. Since these specified financial measures may not have a standardized meaning, they must be clearly defined and, where required, reconciled with their nearest IFRS measure. Accordingly, they may not be comparable to similar measures used by other companies.

FUNDS FLOW AND ADJUSTED FUNDS FLOW

Funds Flow

Management utilizes funds flow as a useful measure of Razor's ability to generate cash not subject to short-term movements in non-cash operating working capital.  As shown below, funds flow is calculated as cash flow from operating activities excluding change in non-cash working capital.

Adjusted funds flow

Management utilizes adjusted funds flow as a key measure to assess the ability of the Company to generate the funds necessary for financing activities, operating activities, and capital expenditures.  As shown below, adjusted funds flow is calculated as funds flow excluding purchasing of commodity contracts, and decommissioning expenditures since Razor believes the timing of collection, payment or incurrence of these items involves a high degree of discretion and variability.  Expenditures on decommissioning obligations vary from period to period depending on the maturity of the Company's operating areas and availability of adjusted funds flow and are viewed as part of the Company's capital budgeting process.

The following table reconciles cash flow from operating activities, funds flow and adjusted funds flow:

	Three Months Ended		Nine Months Ended
	September 30		September 30
($000's)	2022	2021	2022	2021
Cash flow from (used in) operating activities	12,235	(2,340)	15,954	(5,454)
Changes in non-cash working capital	(8,809)	2,646	3,221	4,699
Funds flow	3,426	306	19,175	(755)
Decommissioning costs incurred	550	758	995	1,040
Sale (purchase) of commodity contracts	(1,047)	49	(1,533)	567
Adjusted funds flow	2,929	1,113	18,637	852

NET DEBT

Net debt is calculated as the sum of the long-term debt (includes AIMCo Term Loan, Arena Amended and Restated Term Loan and Promissory Notes) and lease obligations, less working capital (or plus working capital deficiency), with working capital excluding mark-to-market risk management contracts. Razor believes that net debt is a useful supplemental measure of the total amount of current and long-term debt of the Company.

Reconciliation of net debt	September 30,	December 31,
($000's)	2022	2021
Long term debt	(75,328)	(64,047)
Long term lease obligation	(2,932)	(435)
	(78,260)	(64,482)
Less: Working capital
Current assets	31,174	22,108
Exclude commodity contracts	3,275	573
Current liabilities	(66,935)	(57,219)
	(32,486)	(34,538)
Net debt	110,746	99,020

Adjusted operating expenses

Adjusted operating expenses are regular field or general operating costs that occur throughout the year and do not include production enhancement expenses. Management believes that removing the expenses related to production enhancements from total operating expenses is a useful supplemental measure to analyze regular operating expenses.

Production enhancement expenses

Production enhancement expenses are expenses made by the Company to increase production volumes which are not regular field or general operating costs that occur throughout a year.  Management believes that separating the expenses related to production enhancements is a useful supplemental measure to analyze the cost of bringing wells back on production and the related increases in production volumes.

Reconciliation of Adjusted Operating expenses, Production Enhancement Expenses and Operating Expenses

	Three Months Ended		Nine Months Ended
	September 30		September 30
($000's)	2022	2021	2022	2021
Operating expenses	21,499	14,240	57,154	39,021
Production enhancement expenses	(2,588)	(1,271)	(8,935)	(4,844)
Other corporate operating expenses & elimination entries1	(481)	-	(481)	-
Adjusted operated expenses	18,430	12,969	47,738	34,177

1) Represents operating costs and intercompany eliminations on the Company's non-oil & gas production activities.

Adjusted Net Operating Expenses

Adjusted net operating expenses equals adjusted operating expenses less net blending and processing income.  Management considers adjusted net operating expenses and important measure to evaluate its operational performance.

	Three Months Ended		Nine Months Ended
	September 30		September 30
($000's)	2022	2021	2022	2021
Adjusted operating expenses	18,430	12,969	47,738	34,177
Net blending and processing income	(577)	(304)	(1,691)	(1,486)
Adjusted net operating expenses	17,853	12,665	46,047	32,691

NET BLENDING AND PROCESSING INCOME

Net blending and processing income is calculated by adding blending and processing income and deducting blending and processing expense.  Net blending and processing income may not be comparable to similar measures used by other companies.

	Three Months Ended June 30,		Nine Months Ended
	September 30,		September 30,
($000's)	2022	2021	2022	2021
Blending and processing income	873	455	2,692	2,599
Blending and processing expenses	(296)	(151)	(1,001)	(1,113)
Net blending and processing income	577	304	1,691	1,486

OPERATING NETBACK

Operating netback is a measure that represents sales net of royalties and operating expenses. Management believes that operating netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company's principal business activities prior to the consideration of other income and expenses.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
($000's)	2022	2021	2022	2021
Petroleum and natural gas sales[1]	35,137	20,643	109,637	50,287
Royalties	(10,128)	(3,738)	(28,001)	(7,192)
Adjusted net operating expenses	(17,853)	(12,969)	(46,047)	(34,177)
Production enhancement expenses	(2,588)	(1,271)	(8,935)	(4,844)
Transportation and treating expenses	(1,144)	(870)	(3,096)	(2,091)
Realized derivative gain (loss) on settlement	(1,135)	(138)	(1,003)	(190)
Operating netback	2,289	1,657	22,555	1,793

1) Natural gas production includes internally consumed natural gas primarily used in power generation.

NON-IFRS AND FINANCIAL RATIOS

Operating expenses per BOE

Operating expenses per boe is consists of adjusted operating expenses per boe and production enhancement expenses per boe. Operating expense per boe is a useful supplemental measure to calculate the efficiency of its operating expenses on a per unit of production basis.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
($/boe)[1]	2022	2021	2022	2021
Operating expenses per BOE	50.61	43.39	46.79	44.08
Production enhancement expenses	(6.23)	(3.87)	(7.38)	(5.47)
Adjusted operating expenses	44.38	39.52	39.41	38.61

1) $/boe amounts are calculated using production volumes

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
($/boe)[1]	2022	2021	2022	2021
Adjusted operating expenses	44.38	39.52	39.41	38.61
Net blending and processing income	(1.39)	(0.93)	(1.40)	(1.68)
Adjusted net operating expenses per BOE	42.99	38.59	38.01	36.93

1) $/boe amounts are calculated using production volumes

Operating Netback per Boe

Operating netback per boe is used to calculate the results of Razor's operating efficiency of its petroleum and natural gas assets on a per unit of production basis. Net operating expense per boe is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company's principal business activities prior to the consideration of other income and expenses.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
($/boe)[2]	2022	2021	2022	2021
Petroleum and natural gas sales[1]	84.61	62.91	90.51	56.81
Royalties	(24.39)	(11.39)	(23.12)	(8.13)
Adjusted net operating expenses	(42.99)	(39.52)	(39.41)	(38.61)
Production enhancement expenses	(6.23)	(3.87)	(7.38)	(5.47)
Transportation and treating expenses	(2.75)	(2.65)	(2.56)	(2.36)
Realized derivative gain (loss) on settlement	(2.73)	(0.42)	(0.83)	(0.21)
Operating netback per BOE	5.52	5.06	17.21	2.03

1) Natural gas production includes internally consumed natural gas primarily used in power generation.

2) $/boe amounts are calculated using production volumes

ADVISORY PRODUCTION INFORMATION

Unless otherwise indicated herein, all production information presented herein is presented on a gross basis, which is the Company's working interest prior to deduction of royalties and without including any royalty interests.

BARRELS OF OIL EQUIVALENT

The term "boe" or barrels of oil equivalent may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 Mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Additionally, given that the value ratio based on the current price of crude oil, as compared to natural gas, is significantly different from the energy equivalency of 6:1; utilizing a conversion ratio of 6:1 may be misleading as an indication of value.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.